SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                                  Commission File Number:      1-12046
                                                               1-5787
                        NOTIFICATION OF LATE FILING

|X| Form 10-K  |_| Form 11-K  |_| Form 20-F  |_| Form 10-Q  |_| Form N-SAR


      For Period Ended: March 31, 2000
                        --------------

|_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For Transition Period Ended: Not applicable.
                                   ---------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

                               PART I
                       REGISTRANT INFORMATION

Full name of registrant: Levitz Furniture Incorporated; Levitz Furniture
                         Corporation
                         ------------------------------------------------

Former name, if applicable: Not Applicable
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Address of principal executive office: 7887 North Federal Highway
                                       ----------------------------------

City, state and zip code: Boca Raton, Florida 33487
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                               PART II
                       RULE 12B-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


       (a) The reason described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th day following the
|X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached, if applicable.

                              PART III
                              NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

      As previously disclosed, Levitz Furniture Incorporated (the "Company") and its wholly-owned subsidiary, Levitz Furniture Corporation ("Levitz"), filed voluntary petitions for relief under Chapter 11, Title 11 of the United States Code (the "Code") with the United States Bankruptcy Court for the District of Delaware, Wilmington, Delaware 19801 (the "Court"). In connection with the petitions for relief under the Code, the Company and Levitz filed a Disclosure Statement and Second Amended Plan of Reorganization (the "Plan") on May 25, 2000. The Plan is subject to the approval of the Court.

      An integral part of the Plan involves implementation of a Management Agreement and a Shared Services Agreement (collectively, the "Agreements") with Seaman Furniture Company, Inc. ("Seaman"). Pursuant to a memorandum opinion issued by the Chancery Court of the State of Delaware on June 23, 2000, Seaman is preliminarily enjoined from taking any further action with respect to the performance of the Agreements. As a result of this court action, the Company and Levitz are currently evaluating other options, including potentially amending the Plan to pursue a stand-alone plan of reorganization. Due to the uncertainties with respect to the course of action that may be taken by the Company and Levitz and the impact of such determination on the Plan and on the disclosure required by the Company and Levitz in their Annual Reports on Form 10-K, the Company and Levitz are not in a position to finalize their Annual Reports on Form 10-K on a timely basis.

            For the reasons set forth above, the Company's and Levitz's inability to timely file their Annual Reports on Form 10-K for their fiscal years ended March 31, 2000 cannot be eliminated without unreasonable effort or expense. Nevertheless, the Company and Levitz presently intend to file their Annual Reports on Form 10-K no later than the fifteenth day following the prescribed due date, as contemplated by Rule 12b- 25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended.



                               PART IV
                          OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

 Michael E. McCreery
 Senior Vice President and Chief Financial
 Officer of Levitz Furniture Incorporated and
       Levitz Furniture Corporation                 (561)         994-5151
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                  (Name)                         (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                    |X|  Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    |_| Yes    |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Levitz Furniture Incorporated
                    Levitz Furniture Corporation

            (Name of registrants as specified in charter)

Has caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.


Date: June 30, 2000              By: /s/ Michael E. McCreery
      ------------------------      --------------------------------------
                                    Michael E. McCreery
                                    Senior Vice President and Chief
                                    Financial Officer of Levitz Furniture
                                    Incorporated and Levitz Furniture
                                    Corporation